
September 26, 2012

<u>Via E-mail</u>
Jeffrey Rassas
CEO and President
Crown Dynamics Corp.
8399 E. Indian School Rd.
Suite 202
Scottsdale, AZ 85251

> **Re: Crown Dynamics Corp.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 14, 2012**
> **Amendment No. 2 to Form 10-Q for the quarterly period ended**
> **March 31, 2012**
> **Filed September 13, 2012**
> **Form 10-Q for the quarterly period ended June 30, 2012**
> **Filed September 14, 2012**
> **File No. 000-54730**

Dear Mr. Rassas:

We have reviewed your response dated September 7, 2012 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-Q for the quarterly period ended March 31, 2012

1. With respect to the restatement of the financial statements for the quarter ended March 31, 2012, please file an Item 4.02 Form 8-K which is required when the Board of Directors concludes that any previously issued quarterly or annual financial statements should no longer be relied upon because of an error.

2. Please provide a meaningful description of the reasons for the amendment to the filing on the cover page or on a page directly thereafter.

3. Please note that a reverse merger recapitalization normally results in a change in accountants. Please tell us whether Weinberg & Baer LLC or Semple, Marchal & Cooper LLP will continue as your auditors. Please file an Item 4.01 Form 8-K as soon as possible for the auditor that will not continue. In this regard, the accountant that is no longer associated with the registrant's financial statements is the predecessor accountant.

Item 1. Condensed Consolidated Financial Statements

4. We see that you amended your filing to account for the meger with Airware as a recapitalization with Airware as the accounting acquirer. Please revise to label your financial statements, including all relevant columns and tables, as "restated." Also, revise the notes to financial statements to include the footnote disclosures required by FASB ASC 250-10-50-7 through 8. Please note that each individual error should be discussed, including why cash and outstanding shares changed from the original March 31, 2012 Form 10-Q.

Balance Sheet, page F-2

5. Since the transaction with Airware was accounted for as a recapitalization with Airware as the accounting acquirer, please revise so that the balance sheet as of December 31, 2011 is that of Airware. In addition, please remove the reference to "audited" as of that date since full audited financial statements are not presented in an interim filing.

6. Please revise so that the number of outstanding shares at each balance sheet date is the same number on the balance sheet and on the statement of changes in stockholders' equity (deficit).

7. Please add parentheses around the $2,081,180 to correctly reflect the stockholders' deficit at March 31, 2012.

Statements of Changes in Stockholders' Equity (Deficit), page F-6

8. Please reconcile the adjustment to stockholders' deficit for the recapitalization amounting to $221,542 with the net book value of Crown at the date of the recapitalization of $58,827, as disclosed in Note 12.

Note 1. Summary of Significant Accounting Policies and Use of Estimates

Basis of Presentation and Organization

9. Please revise to describe the recapitalization reverse merger between Airware and Crown. Also, revise to describe how the merger was accounted for and the impact on the financial statements included in the Form 10-Q.   For instance, describe that the historical pre-merger financial statements are now those of Airware, describe the retroactive impact of the transaction on outstanding shares and loss per share, and describe how the recapitalization adjustment on the statement of changes in stockholders' deficit was determined.   Please also ensure that you consistently describe the accounting for the reverse merger recapitalization throughout your filing.

Note 10. Stockholders' Equity

10. Please revise to present footnote disclosure about the $1.9 million of stock based compensation recognized during the quarter ended March 31, 2012. We see that the charge is about 85% of your operating expenses for the quarter.   Also, reconcile the difference between the stock compensation charge disclosed on the statement of cash flows and the stock compensation charge disclosed on the statement of changes in stockholders' deficit.

11. Please revise to reconcile the number of options and the number of warrants described in Note 10 to the numbers of instruments assumed in the reverse merger as described in Note 12.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Policies and Estimates, page 20

Discussion of Acquirer for Accounting Purposes, page 20

12. We see that the discussion on pages 20 through 22 continues to establish Crown as the accounting acquirer. Please revise to describe the change in the accounting for the merger between Crown and Airware, including a description of the factors management considered in arriving at the revised accounting.   In addition, please describe how the reverse merger recapitalization of Airware is presented in the

filing and quantify the impact on the financial statements for the quarter of the restatements for the reverse merger and the changes in cash and outstanding shares.

Liquidity and Capital Resources, page 22

13. Please reconcile total liabilities described in the fourth paragraph of $900,083 with liabilities of $2,981,263 on the balance sheet on page F-2.

14. Please revise the fifth paragraph to reference the stockholders' *deficit* of $2,081,180.

15. Since Airware is a start-up business with a recently introduced product, please tell us why it is appropriate to disclose that "Other than anticipated increases in the legal and accounting costs associated with being a public company, Company management is not aware of any other known trends, events or uncertainties which may affect the Company's future liquidity."   In that regard, please expand to describe your sources of liquidity, the cash requirements of your liabilities and the amount of cash you believe is necessary to finance your operations in order to continue as a going concern. Refer to Securities Act Release 33-8350 for further interpretive guidance.

Results of Operations, page 22

16. Please revise to compare and contrast results of operations with that of the prior interim period. Please quantify and describe reasons for material changes in operating results. Refer to Item 303(b) of Regulation S-K. Also, refer to Securities Act Release 33-8350 for further interpretive guidance.

Item 4. Controls and Procedures, page 23

17. In light of the restatement, the failure to file an Item 4-02 Form 8-K for the restatement and the failure to describe the impact of the restatement in your filing, please tell us how you concluded that disclosure controls and procedures are effective at March 31, 2012. Alternatively, revise management's conclusion to not effective. Please refer to Item 307 of Regulation S-K and the definition of disclosure controls and procedures set forth in Exchange Act Rule 13a-15(e).

Form 10-Q for the quarterly period ended June 30, 2012

18. Please apply the comments on the Form 10-Q for the quarterly period ended March 31, 2012 to the Form 10-Q for the quarterly period ended June 30, 2012, as applicable.

Item 1. Financial Statements

Statements of Cash Flows, page F-4

19. Please reconcile the net loss for the six months ended June 30, 2012 of $(2,824,337) with the net loss for that period as stated on the statement of operations of $(2,576,594).

Item 4. Controls and Procedures

20. We see that the Form 10-Q for the quarter ended June 30, 2012 was not filed on time. Accordingly, please tell us how you concluded that disclosure controls and procedures are effective at June 30, 2012. Alternatively, revise management's conclusion to not effective. Please refer to Item 307 of Regulation S-K and the definition of disclosure controls and procedures set forth in Exchange Act Rule 13a-15(e).

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief

cc: Luke C. Zouvas, Esq. (via E-mail)